August 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (215) 592-3377

Mr. Raj L. Gupta
Rohm & Haas Co.
100 Independence Mall West
Philadelphia, Pennsylvania 19106

>   **Re: Rohm & Haas Co.**
>   **Definitive 14A**
>   **Filed March 23, 2007**
>   **File No. 001-03507**

Dear Mr. Gupta:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Directors' Compensation, page 13

1. Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in

management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

2. For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

3. For each director, disclose by footnote the aggregate number of stock awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation Discussion and Analysis, page 14

4. With respect to the engagement of compensation consultants, you are required to provide the full disclosure set forth in paragraph (e)(3)(iii) of Item 407 of Regulation S-K. To this extent, we note your disclosure with respect to the engagement of Pearl Meyer & Partners lacks discussion of the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements. Your disclosure should address the consultant's role in determining and recommending compensation, its specific contributions and findings with respect to your pay practices and amounts awarded for the fiscal year for which compensation is being reported. Refer to Item 407(e)(3)(iii) of Regulation S-K.

5. Please identify the benchmark companies that comprise the comparator group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please specify how each element of compensation relates to the data you have analyzed from the comparator companies. Your disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

6. Please provide a materially complete description of the Executive Compensation Committee's processes and procedures for the consideration and determination of executive compensation. See Item 407(e)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A. Please discuss in reasonably complete detail the role of Mr. Gupta in Rohm & Haas's compensation processes.

7. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release

No. 33-8732A. In this regard, we note significant disparities in Mr. Gupta's salary, the amount awarded to him under the annual incentive plan, and the option award made on March 1, 2006 as compared to that of the named executive officers. Given this, please provide a more detailed discussion of how and why Mr. Gupta's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

8. It appears that the Compensation Committee gives significant weight to the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Please address the Compensation Committee's analysis of the competitive market data obtained by your compensation consultant and how this information resulted in specific awards for the fiscal year for which compensation is being reported. In addition, to the extent determinations or adjustments to particular levels of compensation were based upon your position in the benchmarked group, please provide sufficient quantitative and qualitative disclosure that addresses the specific levels of compensation for each named executive officer. Please explain and place in context how each element of compensation was considered and how or why determinations with respect to one element may or may not have influenced the Compensation Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b) and section II.B. of Release No. 33-8732A.

9. Please provide additional analysis about how you determined the amount of annual incentive cash bonuses, awards made under the LTPSP, and stock option and restricted stock grants. Although you provide general disclosure relating to the formula(s) for establishing compensation under these components of your program, please provide a more focused discussion that not only sets forth the amount of compensation awarded but also provides substantive analysis and insight into how the Compensation Committee determined the specific payout amounts. Please provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element. From an overall standpoint, please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the Compensation Committee in ultimately approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

10. We note that you have not provided a complete quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation under the annual incentive plan and the LTPSP for 2006, 2007, and the three overlapping, three-year performance cycles. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please disclose the company performance targets and goals and how your incentive awards are specifically structured around such performance targets and goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).

11. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. To the extent incentive amounts are determined based upon a historical review of the predictability of your performance objectives, please provide appropriate disclosure that addresses the relationship between historical and future achievement.

12. Although you state that company performance affects annual bonuses and equity-based awards, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure throughout that indicates compensation-related decisions are made in connection with non-quantitative achievements. In this regard, we also note disclosure of numerous percentages that attempt to place in context the target awards for the executives; however, it is unclear what these target goals are from your disclosure. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. Also expand your discussion and analysis of the factors the Executive Compensation Committee considered in establishing personal objectives for Mr. Gupta. See Item 402(b)(2)(vii) of Regulation S-K.

13. We note under your discussion of "Executive Compensation Elements" that you can decrease payments to executive officers. Clarify whether discretion has been exercised by the Board or Compensation Committee either to award compensation absent attainment of the relevant performance goals or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goals. See Item 402(b)(2)(vi)

of Regulation S-K.

14. Given that several elements of your compensation are based in part on the achievement of the targeted financial metrics described, please address your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

15. We note the disclosure in this section regarding your policy for grants but it does not appear as though you have addressed the timing of awards as it relates to release of material non-public information. In this regard, your disclosure indicates that you grant awards yearly on March 1 with additional quarterly dates. Please give adequate consideration to the elements and questions set forth in Section II.A of Release 33-8732A, which discusses the concepts to consider when drafting the appropriate corresponding disclosure.

Non-Qualified Deferred Compensation, page 26

16. We note the disclosure relating to earnings based upon the performance of a selection of 14 Vanguard mutual funds. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.

Potential Payments Upon Termination of Employment, page 27

17. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel